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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING



                                                                         0-22717
                                                           ---------------------
                                                                 SEC FILE NUMBER

                                                                     004857 10 8
                                                           ---------------------
                                                                    CUSIP NUMBER


[X] Form 10-K and 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and 10-QSB

                                 [ ] Form N-SAR

    For the period ended: December 31, 2001

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

    For the period ended: N/A



    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: THIS FILING RELATES TO THE ENTIRE FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2001.



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PART I - REGISTRANT INFORMATION


FULL NAME OF REGISTRANT:   Acorn Products, Inc.


ADDRESS AND PHONE NUMBER:  390 W. Nationwide Boulevard
                           Columbus, Ohio 43215
                           (614) 222-4400


PART II - RULE 12b-25(b)

     The Registrant's Form 10-K could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) for the reasons described in PART III of this form. The Registrant's Form 10-K will be filed as soon as practicable and in any event, no later than the fifteenth calendar day following the prescribed due date.

PART III - NARRATIVE

     Acorn Products, Inc. (the "Registrant") is unable to timely file its Form 10-K for the Period ended December 31, 2001 due to the Registrant's recent changes and activities which have delayed the preparation and review of this report. The Registrant issued a press release on February 1, 2002, announcing that it had entered into a Letter of Intent with entities representing a majority of the Registrant's shareholders that would lead to a financial restructuring and significant changes to the Registrant's balance sheet. The press release and the Letter of Intent were included as Exhibit 99.1 and 10.1, respectively, to the Form 8-K filed by the Registrant on February 1, 2002. The Registrant is currently in the process of evaluating and attempting to execute the proposals contained in the Letter of Intent.

     At this point, the Registrant has been unable to obtain a financing commitment to support the Letter of Intent transaction or to execute a definitive purchase agreement. This has resulted in the Registrant being in default of its existing credit facility. While the Registrant is working diligently to complete the transaction, though possibly in a form different than that outlined in the original Letter of Intent, and thereby curing the default, we believe our existing bank group will continue to fund the operations of the Registrant. Given the critical nature and timeframe of these issues, the Registrant believes significant progress and clarification can be made over the next two weeks. However, there can be no assurance as to when and if an agreement will be reached.

     If the Registrant is unable to reach an agreement, it will impact its principal sources of liquidity and its ability to meet future cash requirements. This shortfall could force the



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Registrant to consider alternatives that may include negotiating further amendments to its existing credit facility, attempting to obtain loans from third party sources, asset sales, a sale of the Registrant, or other remedies appropriate to the circumstances.

     Therefore, due to these recent events and the focus of management's time and efforts to these issues, the Registrant will not be prepared to issue an effective and meaningful filing on Form 10-K until on or before April 16, 2002.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

           A. Corydon Meyer, President and Chief Executive Officer -
           (614) 222-4400

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                                      [X] Yes       [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ ] Yes       [X] No


                                   SIGNATURES

     Acorn Products, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                             ACORN PRODUCTS, INC.


April 2, 2002                          By:  /s/ A. Corydon Meyer
                                           -----------------------------------
                                               A. Corydon Meyer, President and
                                               Chief Executive Officer